SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                              SCHEDULE 13D

                Under the Securities Exchange Act of 1934
                            (Amendment No. )

                  DAVIS WATER & WASTE INDUSTRIES, INC.
                  ------------------------------------
                            (Name of Issuer)

                     Common Stock, $0.01 par value
                     -----------------------------
                    (Title of Class and Securities)

                                 239 133101
                                 ----------
                   (CUSIP Number of Class of Securities)

                             Peter M. Schoenfeld
                  c/o Schroder Wertheim & Co. Incorporated
                              787 Seventh Avenue
                           New York, New York  10019
                                 (212) 492-6000
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)


                                 June 12, 1996
                                 -------------
                        (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of
Rule 13-d-1(b)(3) or (4), check the following box:          [ ]

Check the following box if a fee is being paid with this Statement:
                                                            [X]

                             Page 1 of 9 Pages
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                                 SCHEDULE 13D



CUSIP No.  239 133101                       Page 2 of 9 Pages



1.       NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Schroder Wertheim & Co. Incorporated

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
                  (a)  [ ]
                  (b)  [ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                  WC OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)         [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

         NUMBER OF
         SHARES            7.  SOLE VOTING POWER
                                   36,300

         BENEFICIALLY
         OWNED BY
         EACH              8.  SHARED VOTING POWER
                                   217,700

         REPORTING
         PERSON
         WITH              9.  SOLE DISPOSITIVE POWER
                                   36,300


                           10. SHARED DISPOSITIVE POWER
                                   217,700

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           254,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES
                           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           7.8%

14.      TYPE OF REPORTING PERSON

                           BD IA

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ITEM 1            SECURITY AND ISSUER

                  This statement relates to the common stock, $.01 par value (the "Common Stock") of Davis Water & Waste Industries, Inc., a Georgia corporation (the "Company"), whose principal executive offices are located at 1820 Metcalf Avenue, Thomasville, GA 31792.

ITEM 2            IDENTITY AND BACKGROUND

                  This statement on Schedule 13D is filed by Schroder Wertheim & Co. Incorporated ("Schroder Wertheim" or the "Reporting Person"), a Delaware corporation. There is no formal or informal group or arrangement between Schroder Wertheim or with or among any of the persons or entities named in this
                  Schedule 13D with respect to the Common Stock of the Company.

                  The principal business address for Schroder Wertheim is 787 Seventh Avenue, New York, New York 10019. Schroder Wertheim is a registered broker-dealer and investment adviser and its principal business consists of engaging in the investment banking, investment advisory and institutional brokerage businesses. Attached hereto as Annex A is a list of each director and executive officer of Schroder Wertheim. Except as indicated on Annex A, the present principal occupation of each of these individuals is serving as a director or executive officer in Schroder Wertheim and their business address is 787 Seventh Avenue, New York, New York 10019. Except as indicated on Annex A, each of the persons included in Annex A is a U.S. citizen.

                  Neither Schroder Wertheim, nor any of its directors or executive officers has, during the last five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to federal or state securities laws or a finding of any violation with respect to such laws.

ITEM 3            SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  As of the date hereof, Schroder Wertheim beneficially owns 254,000 shares of Common Stock acquired for an aggregate consideration of $7,440,722. Such shares are held in accounts of its customers managed by Schroder Wertheim as well as Schroder Wertheim's own accounts. Schroder Wertheim's customers include investment partnerships in which Schroder Wertheim serves as general partner and in which Schroder Wertheim has a pecuniary interest. The funds for the purchase of shares of Common Stock owned by accounts managed by Schroder Wertheim have come from their owners. The funds for the purchase of shares of Common Stock owned by Schroder Wertheim are obtained from

                             Page 3 of 9 Pages
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                  Schroder Wertheim's working capital.  Schroder Wertheim's
                  working capital may, at any given time, include funds borrowed in the ordinary course of its ongoing general business activities.

ITEM 4            PURPOSE OF THE TRANSACTION

                  The shares of Common Stock beneficially owned by Schroder Wertheim were acquired solely for investment purposes.

                  Schroder Wertheim has no intention or plans to affect or influence the control of the Company, but is filing this
                  Schedule 13D because a portion of the holdings reported herein were acquired through Schroder Wertheim's risk arbitrage activities in its proprietary accounts and as such may be deemed by interpretation of the Securities and Exchange Commission to be made in connection with a transaction having the effect of changing control of the Company.

                  Schroder Wertheim does not have any present plan or proposals which relate to, or would result in any of the actions specified in clauses (a) through (j) of Schedule 13D under the Securities Exchange Act of 1934.

                  Additional shares may be acquired and any or all such shares may be disposed of at any time or from time to time, in each case depending on market conditions.

ITEM 5            INTEREST IN SECURITIES OF THE ISSUER

                  Schroder Wertheim may be deemed to beneficially own 254,000 shares of the Common Stock of the Company, representing approximately 7.8% of the outstanding shares. A portion of such shares are held in the accounts of various customers of Schroder Wertheim, with respect to which accounts the Reporting Person has shared investment and sole voting discretion. For information with respect to the power to vote or direct the vote and the power to dispose or direct the disposition of the Common Stock deemed to be beneficially owned by Schroder Wertheim, see Rows 7-10 of the cover page. Schroder Wertheim disclaims that it is the beneficial owner of any of the shares held in its customers' accounts, except to the extent Schroder Wertheim has a pecuniary beneficial interest in the investment partnerships for which it serves as general partner and investment adviser. To the best knowledge of Schroder Wertheim, each of the persons maintaining an account with Schroder Wertheim has the right to receive or the power to direct the receipt of dividends and/or interests from, or the proceeds from the sale of, the shares of Common Stock held in such person's account.

                             Page 4 of 9 Pages
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                  Attached hereto as Annex B is a chart which includes all
                  transactions undertaken during the period May 16, 1996 through June 26, 1996, in which Schroder Wertheim purchased for its own accounts and accounts of its customers shares of Common Stock. All such transactions were made in the open market.


ITEM 6            CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                           RELATIONSHIPS WITH RESPECT TO SECURITIES OF
                           THE ISSUER

                  Neither Schroder Wertheim nor Schroder Wertheim's management has any contract, arrangement, understanding or relationship with respect to any securities of the Company.

ITEM 7            MATERIAL TO BE FILED AS EXHIBITS

                  None

                             Page 5 of 9 Pages
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                              SIGNATURE



         After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth on this statement is true, complete and correct.



                                            SCHRODER WERTHEIM & CO. INCORPORATED

                                            By:/s/ Peter M. Schoenfeld

                                            ------------------------------------
                                            Peter M. Schoenfeld
                                            Vice Chairman and Vice President


Dated:   July 15, 1996


                             Page 6 of 9 Pages
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                             ANNEX A

             Name, Principal Occupation and Citizenship of Each
             Director and Officer of Schroder Wertheim

Name and Business
     Address                       Principal Occupation          Citizenship *1

James A. Harmon                    Non-Executive Chairman of
                                   the Board and Director

Peter M. Schoenfeld                Vice Chairman,
                                   Vice President and Director

Steven Kotler                      Chief Executive Officer,
                                   President, Chief Operating
                                   Officer and Director

Patrick J. Borruso                 Vice President, Treasurer,
                                   Secretary, Chief Financial
                                   Officer and Director

Robert J. Chamine                  Vice President and Director

Michael Dura                       Vice President and Director

Ilan Kaufthal                      Vice President and Director

Mack F. Rosoff                     Vice President and Director

Mark L. Shapiro                    Vice President and Director

Jeffrey Stambovsky                 Vice President and Director

Barry J. Tarasoff                  Vice President and Director

Philip Augar                       Director; Group Managing
                                   Director, Schroders plc       United Kingdom

Nicholas R. MacAndrew              Director; Group Managing
120 Cheapside, London              Director, Schroders plc       United Kingdom
EC2V6DS England


__________________________________________

1/ Except as otherwise noted, each of the persons included in this Annex is a U.S. citizen.

                             Page 7 of 9 Pages
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                             Annex A (Continued)

Name and Business
     Address                       Principal Occupation          Citizenship *1

George W. Mallinckrodt             Director; Director and
120 Cheapside, London              Executive Chairman,
EC2V6DS England                    Schroders plc; Director, J.
                                   Henry Schroder Wagg & Co.,
                                   Limited                       United Kingdom

I. Peter Sedgwick                  Director; Chief Executive,
33 Gutter Lane, London             Schroders Investment
EC2V8AS England                    Management Limited;
                                   Director, J. Henry
                                   Schroder Wagg & Co.,
                                   Limited                       United Kingdom

Jean B. Solandt                    Director; Director and Group
120 Cheapside, London              Managing Director, Schroders
EC2V6DS England                    plc; Director, J. Henry
                                   Schroder Wagg & Co.,
                                   Limited                       United Kingdom

Alan D. Cohn                       Vice President

Gail Gordon                        Vice President

Anthony Savoca                     Vice President

Joseph R. Wekselblatt              Vice President

Albert A. Compitello               Assistant Comptroller

                             Page 8 of 9 Pages
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                             ANNEX B


      Transactions for the Period May 16, 1996 through June 26, 1996
      --------------------------------------------------------------


TRADE DATE                 QUANTITY         PRICE PER SHARE
Buy   5/16/96                6,700          $29.375
Buy   5/16/96               18,300          29.500
Buy   5/17/96               15,000          29.250
Buy   5/17/96               10,000          28.500
Buy   5/20/96                2,000          28.375
Buy   5/20/96                3,000          28.500
Buy   5/20/96                5,000          28.250
Buy   5/20/96                3,000          28.125
Buy   5/21/96                2,500          27.750
Buy   5/28/96               18,000          28.000
Buy   5/28/96                  300          28.125
Buy   5/29/96               19,700          28.000
                               300          28.125
Buy   5/30/96                  800          28.125
Buy   5/31/96               20,000          28.750
Buy   6/11/96                5,000          29.875
Buy   6/12/96               45,000          29.875
                            25,000          30.000
Buy   6/13/96                1,200          29.875
                             8,800          29.750
Buy   6/14/96               10,000          29.750
Buy   6/17/96                4,500          29.625
                             5,500          29.750
                             1,300          29.625
Buy   6/18/96               10,000          29.750
                            10,000          29.500
Buy   6/26/96                3,100          30.000

Total                      254,000




                             Page 9 of 9 Pages
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